51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

GreenPower Motor Company Inc. (the "Company" or "GreenPower")

#240 - 209 Carrall Street

Vancouver, BC V6B 2J2

Item 2 Date of Material Change

February 28, 2022

Item 3 News Release

The news release dated March 1, 2022 was disseminated through CNW.

Item 4 Summary of Material Change

On February 28, 2022, the Company and Workhorse Group Inc. entered into a vehicle purchase and supply agreement.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

On February 28, 2022, the Company and Workhorse Group Inc. ("Workhorse") entered into a vehicle purchase and supply agreement (the "VPSA" and the VPSA, together with the associated purchase orders, the "EV Agreement").

Under the EV Agreement, GreenPower has agreed to manufacture and supply to Workhorse GreenPower's EV Star CC (the "Base Vehicle"), which is an all-electric vehicle with a cab and chassis, that will be certified for sale in the United States and Canada (the "Territory").  The Base Vehicles will be manufactured by the Company at an agreed facility and delivered as incomplete vehicles and, following Workhorse's receipt of the Base Vehicles, Workhorse will incorporate certain proprietary parts and information to create a modified version of the Base Vehicles that will be sold and distributed by Workhorse or its customers in the Territory. In addition, GreenPower has agreed to supply Workhorse with service parts required to service the Base Vehicles. The EV Agreement does not restrict Workhorse from developing vehicles or collaborating with, or purchasing similar vehicles from, third parties. Each of the Company and Workhorse generally retains ownership of its respective technology (including inventions, know-how and designs) and intellectual property rights (including patents, copyrights and trade secrets) if not developed in connection with the performance of services under the EV Agreement.

The EV Agreement requires Workhorse to provide to GreenPower an initial binding short-term delivery schedule that is subject to a volume adjustment.  Thereafter, the EV Agreement provides that Workhorse will regularly update its delivery schedules through the issuance of purchase orders to specify the vehicle quantities desired, including the specific product mix.  The price of each Base Vehicle is fixed other than specific adjustments for delivery costs, tariff costs, and otherwise in accordance with the pricing parameters set forth in the EV Agreement.  The EV Agreement includes a minimum purchase requirement for the first year of the initial term and any purchase commitment following the first year is subject to agreement between the parties.  The EV Agreement provides that GreenPower is required to have certain number of Base Vehicles at stock at any given time.  Subject to the terms of the EV Agreement, Workhorse has agreed to order at least 1,500 Base Vehicles from GreenPower.  GreenPower agrees to maintain sufficient assembly capacity for the number of vehicles provided in the EV Agreement.

The EV Agreement requires that Workhorse make a down payment towards the Base Vehicles, which is repaid as a credit to future purchases of Base Vehicles.  In addition, no later than four months prior to the delivery date of a Base Vehicle, Workhorse agrees to pay to GreenPower a portion of the vehicle price (exclusive of the tariff costs portion of the vehicle price) for such Base Vehicle.

The EV Agreement has an initial term that ends on March 31, 2024 and automatically renews for additional one-year periods unless earlier terminated.  The EV Agreement may be terminated upon the mutual written agreement of the parties.  In addition, either party may terminate the EV Agreement (including any purchase order thereunder) if the other party materially breaches any term of the EV Agreement and does not cure such breach after 30 days' written notice.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

None

Item 8 Executive Officer

Fraser Atkinson, CEO, Chairman and Director, (604) 220-8048

Item 9 Date of Report

March 4, 2022